PRESS RELEASE

Klondex Announces Fire Creek PEA Results, including All-in Sustaining Cash Costs of $636/oz Gold

Vancouver, BC – April 29, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) is pleased to announce the results of an independent Preliminary Economic Assessment (“PEA”) for its wholly-owned Fire Creek Exploration Project (“Fire Creek” or the “Project”) near Elko, Nevada. The PEA was prepared by Practical Mining, LLC (“PM”). All figures are quoted in US dollars. The technical report associated with the PEA will be filed on SEDAR within 45 days.

Fire Creek Project Estimates Highlights at $1250/oz Gold:
All-in sustaining (including Ag by-product)	$636/oz
Cash costs (including Ag by-product)	$459/oz
LOM estimate	5 yrs
Average LOM gold grade	0.68 opt Au; 23.3 g/t Au
Average LOM silver grade	0.34 opt Ag; 11.7 g/t Ag
Total production	280k ozs Au; 139k oz Ag
Capital costs	$49.6 mm
Pay-back period	0.5 yrs
After-tax cash flow	$157.3 mm
After-tax 5% NPV	$141.5 mm
Profitability Index (see definition)	4.1

Note: The IRR could not be calculated because the cash flow is positive in the first year and every succeeding year of the project.

Paul Huet, Klondex President and CEO stated, “The Fire Creek PEA represents a significant and encouraging milestone for Klondex. The PEA details an initial mine plan with immediate positive cash flows that have the potential to remain economic in low gold price environments. We believe Fire Creek is a unique project, and what sets it apart are the gold grades, short path to production, and the substantial exploration upside. The PEA establishes that our mining operation has the potential to be the cornerstone for our growth for many years.”

He continued, “Drilling in the past few years has been constrained to surface and infill drilling for definition, within 7% of our land package. This year, we have allocated $9mm for waste development and new drilling platforms to test new extensions of our current veins and the potential for new discoveries, particularly to the West and North Zones.”

Assuming an average gold and silver price of $1,250 and $18 per ounce, respectively, Fire Creek has an estimated $157.3 mm after-tax cash flow, a $141.5mm after-tax net present value (“NPV”) at a 5% discount rate and a $128.3 mm after-tax NPV at a 10% discount rate. The PEA cash flow is presented at the project level and does not include obligations for servicing corporate debt.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Mineral Resources

The PEA is based on a mineral resource estimate with an effective date of December 31, 2013. The Fire Creek database used for the mineral resource estimate includes 408 drill holes totaling over 133,000 m (437,000 ft) and 1,120 channel and face samples and is reflective of underground development work at Fire Creek during 2013 resulting in the processing of 8,007 tons of mineralized material.

The PEA provides a basis to estimate project operating and capital costs and establish a projection of the potential mineable mineral resources including measured, indicated and inferred categories in accordance with National Instrument 43-101. The mineral resource estimate which forms the basis of the PEA is as follows, at a 0.225 opt Au cut-off grade:

			Measured					Indicated
				Cont.	Cont.				Cont.	Cont.
Cut-off				Gold	Silver				Gold	Silver
Grade	Tons	Gold	Silver	(000's	(000's	Tons	Gold	Silver	(000's	(000's
(opt)	(000's)	(opt)	(opt)	oz)	oz)	(000's)	(opt)	(opt)	oz)	oz)
0.15	22	1.67	1.08	37	24	308	0.85	0.64	263	197
0.20	22	1.68	1.09	37	24	248	1.02	0.73	253	180
0.225	22	1.68	1.09	37	24	213	1.16	0.80	246	171
0.25	22	1.68	1.09	37	24	200	1.22	0.83	244	166
0.30	22	1.69	1.10	37	24	175	1.36	0.88	237	154

		Measured and Indicated						Inferred
				Cont.	Cont.				Cont.	Cont.
Cut-off				Gold	Silver				Gold	Silver
Grade	Tons	Gold	Silver	(000's	(000's	Tons	Gold	Silver	(000's	(000's
(opt)	(000's)	(opt)	(opt)	oz)	oz)	(000's)	(opt)	(opt)	oz)	oz)
0.15	331	0.91	0.67	300	221	904	0.52	0.37	470	334
0.20	270	1.08	0.76	290	204	705	0.62	0.42	439	299
0.225	235	1.21	0.83	284	195	627	0.68	0.45	424	281
0.25	222	1.26	0.85	281	190	576	0.72	0.47	413	269
0.30	197	1.40	0.91	275	178	473	0.82	0.50	387	236

1.

Notes: Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

2.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading such inferred mineral resources to an indicated or measured mineral resource category.

3.

Mineral resources have been estimated at a cut-off grade of 0.225 opt (7.7 g/t) calculated with a $1,250 per ounce gold price, $18 per ounce silver price 94% gold recovery and 92% silver recovery mineral resources include allowances of 5% mining losses and 10% dilution.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

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Mine Planning

The Fire Creek mine plan assumes that a total of 439,000 tons of material containing 297,300 ounces of gold and 150,800 ounces of silver will be mined over the five year period. Key projected production statistics are summarized below.

Fire Creek Mine Plan (contained ounces)
Mineral
Resource		2014	2015	2016	2017	2018	Total
Category
Measured	kt	9.2	7.0	1.6	4.5	9.6	32.0
	Au koz	11.8	5.1	1.9	8.5	13.0	40.4
	Ag koz	8.2	3.1	1.0	5.6	9.0	26.9
Indicated	Kt	34.3	65.5	62.3	32.8	16.2	211.1
	Au koz	24.1	45.5	45.5	20.8	9.0	144.9
	Ag koz	15.0	27.6	25.2	9.7	5.5	83.0
Total M & I	Kt	43.5	72.5	63.9	37.3	25.8	243.1
	Au koz	35.9	50.6	47.4	29.4	22.0	185.3
	Ag koz	23.2	30.7	26.1	15.4	14.6	109.9
Inferred	Kt	16.8	20.6	64.7	89.5	4.3	195.9
	Au koz	9.4	14.1	32.3	50.6	5.6	112.0
	Ag koz	6.0	9.3	9.1	13.6	2.9	40.9

The Fire Creek PEA mine plan only includes mineral resources within the veins which can be readily accessed from the existing development platform. The majority of mineral resources in the North Zone and all of the mineral resources in the Far North Zone were not considered in the current mine plan due to the mine development requirements for these zones. As additional exploration information is gained, the mine plan may be extended to the north to include these mineral resources.

Additionally, some of the mineral resources near the current development platform are contained in veins of insufficient width to meet cut-off grades when minimum mining widths are applied. Alternative mining methods which reduce dilution and/or development requirements should be investigated for the extraction of these mineral resources.

Underground Mining

The proposed mining methods for Fire Creek will be any one or more of the following: end slice stoping with delayed backfill, also referred to as long hole stoping; cut and fill stoping; and shrinkage stoping. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineral resources and adjacent wall rock, and finally the value or grade of the mineral resources. The choice of mining method for individual stoping areas will not be made until stope delineation and definition drilling is completed.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

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Metallurgy & Processing

Mined material from Fire Creek will be shipped to Klondex’s Midas Mill for processing. The Fire Creek material will be blended with the Midas material prior to milling.

The Midas Mill was constructed in 1997 and has a nameplate capacity of 1,200 short tons per day. The mill uses conventional leach technology with counter current decantation followed by Merrill Crowe precipitation. Doré is further refined at Johnson Matthey refineries in Utah. Process toll milling has been performed periodically since 2008. Historically, the gold recovery has ranged from 92% to 97%, and silver recovery from 87% to 93%, depending upon processing rates and ore types. Mill availability for the life of the project is estimated at 95%.

Klondex began operating the Midas Mill on February 19, 2014 and immediately began processing a blend of the Fire Creek and Midas mineralized material at a rate averaging 25 tons per hour. At the end of the first quarter of 2014, over 7,800 tons of Fire Creek mineralized material was processed with gold and silver recoveries calculated at 96% and 95%, respectively. Currently, the mill is being operated at 50% of its capacity.

Capital Costs

Projected Life of Mine (LOM) constant dollar capital expenditures are detailed in the table below. Mine development comprises over 57% of total capital requirements, resource conversion drilling 23% and mining equipment 11%.

Fire Creek Capital Costs (mm’s)
Category	2014	2015	2016	2017	2018	Total
Waste Development	6.7	6.8	9.4	5.5	0.0	28.4
RIB Construction	0.7	0.0	0.0	0.0	0.0	0.7
Site Facilities	1.6	1.1	0.0	0.0	0.0	2.7
Environmental Assessment	0.9	0.0	0.0	0.0	0.0	0.9
Mining Equipment	0.4	2.2	2.0	0.9	0.0	5.5
Drilling	2.3	3.0	3.0	3.0	0.0	11.3
Total	12.7	13.1	14.4	9.4	0.0	49.6

Operating Costs

Projected operating costs are based on actual costs incurred to date, internal estimates and costs from similar operations in the area. Operating cost estimates are summarized in the following table.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Fire Creek Operating Costs
Category	$/ dry ton	$/oz
Mining Cost	$ 169.74	$ 266.57
Surface Transportation	$ 36.75	$ 57.72
Processing	$ 40.00	$ 62.82
Site Administration and Overhead	$ 13.67	$ 21.47
Refining and Sales	$ 3.18	$ 5.00
Royalties Payable	$ 8.84	$ 13.89
Nevada Net Proceeds	$ 25.46	$ 40.03
Silver By-product Sales Credit	$ (5.68)	$ (8.93)
Total Cash Cost	$291.96	$ 458.57

Capital	$ 113.01	$ 177.48
Total Cost	$ 404.97	$ 636.05

Project Sensitivities

The project shows resilience to variances in gold price from $750/oz Au up to $1750/oz Au.

After-tax NPV @ 5% Discount ($ mm’s)
Gold Price	$750	$1,000	$1,250	$1,500	$1,750
NPV	$32	$92	$141	$200	$256

Environmental

Klondex conducts mineral exploration activities in compliance with all applicable local, state and federal environmental protection legislation. Klondex is unaware of any existing environmental issues or compliance problems which have the potential to impact proposed production at Fire Creek. Klondex is working closely with all regulators to ensure that the permitting and compliance strategies are acceptable and minimize delays in production or mine development. At this time, there are no community or social impact matters associated with work being completed at Fire Creek.

Future Permitting

Klondex is currently waiting for approval to an amendment to the Plan of Operations and Reclamation permits (NVN-07976 and reclamation permit 0028); this amendment will allow Klondex to construct and operate two Rapid Infiltration Basins (RIBs) at Fire Creek. Klondex received approval for the Water Pollution Permit for construction and operations of the RIBs (WPCP2013102) in February 2014. Also, Klondex does not anticipate any delays or permitting issues associated with acquiring the required permits for Fire Creek full production. Klondex has initiated a baseline data collection program to as part of anticipated future permitting necessities.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Qualified Person
The technical information contained in this press release has been reviewed and approved by Mark Odell (Nevada PE 13708 and SME 2402150) and Karl Swanson (SME 443076 and AusIMM 304871), who are considered independent Qualified Persons as defined by Canadian National Instrument 43-101.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on becoming a leading integrated gold producer. It is focused on the production, development and exploration of its high quality gold and silver projects, including its central 1200 tpd mill in North Central Nevada. The company is operating an ongoing bulk sampling program at Fire Creek, and is producing gold and silver on an ongoing basis from the Midas Project, located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration, development and metallurgical sampling activities, the timing, extent and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting, the results of economic analyses in respect of the Fire Creek Project (including those contained in the PEA), the extension of the proposed mine plan beyond the existing development platform at the Fire Creek Project, the ability to expand mineral resources beyond the current mineral resource estimate at the Fire Creek Project, estimates of gold and silver prices, estimates of costs, and estimates of mine development and construction. This forward-looking information entails various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com